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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                 Amendment No. 3

                               ZAPATA CORPORATION
                                (Name of Issuer)

                               ZAPATA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.25 per share
                         (Title of Class of Securities)

                                   989070 503
                      (CUSIP Number of Class of Securities)

                           Joseph L. von Rosenberg III
        Executive Vice President, General Counsel and Corporate Secretary

                               ZAPATA CORPORATION
                         1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                January 14, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)





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         This Amendment No. 3 (the "Final Amendment") amends the Issuer Tender
Offer Statement on Schedule 13E-4 (the "Statement"), dated January 14, 1997, filed by Zapata Corporation, a Delaware corporation (the "Company"), relating to the Company's offer to purchase up to 15,000,000 shares of its Common Stock, par value $0.25 per share (the "Shares"), at the purchase price of $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated January 14, 1997 and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 9(a)(1) and 9(a)(2), respectively, to the originally filed Statement. This Final Amendment is being filed by the Company in connection with the termination of the Offer on February 24, 1997.


ITEM 8.           ADDITIONAL INFORMATION.



         On February 24, 1997, the Company notified the Depositary for the Offer and publicly announced that the Company's Board of Directors had terminated the Offer. The press release publicly announcing the termination of the Offer is attached hereto as Exhibit 99.5 and incorporated herein by reference. No Shares were purchased by the Company prior to the termination of the Offer. The Company also announced that its Board of Directors has authorized the engagement of an investment banking firm to advise it on matters, including a proposal received by the Company in a letter from Michael E. Heisley, Sr. proposing that Mr. Heisley or a company he controls would acquire any or all (but not less than 50.1%) of the Company's outstanding Shares for a purchase price of $5.50 per Share. The letter from Mr. Heisley was filed as Exhibit 99.3 to Amendment No. 2 to the Statement.


ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         The following additional exhibit is filed with this amendment.

99.5 Press release dated February 24, 1997 announcing the termination of the Offer.

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 25, 1997              By:      /s/ Joseph L. von Rosenberg III

                                               -------------------------------
                                               Executive Vice President,
                                                General Counsel and
                                                Corporate Secretary




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                                  EXHIBIT INDEX

99.5 Press release dated February 24, 1997 announcing the termination of the Offer.